UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

for the month of April, 2003

Commission File: 333-6552

PRESS RELEASE

Tembec's five-million-acre forest certification is the largest in Canadian history

TEMBEC INC.

(Translation of registrant's name into English)

800, Rene-Levesque Boulevard West, Suite 1050
Montreal, Quebec H3B lX9
(Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                           Form 20-F ______          Form 40-F    X

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101 (b)(1): _____
Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper of a paper as permitted by Regulation S-T Rule 101 (b) (7): _____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes _____          No    X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    82-________

PRESS RELEASE                                                              FOR IMMEDIATE RELEASE

Tembec's five-million-acre forest certification is the largest in Canadian history

Toronto (Ontario), April 4, 2003 ---The Forest Stewardship Council (FSC) accredited certifier SmartWood today awarded an FSC certificate to Tembec for its forest resource management practices in the five-million acre Gordon Cosens Forest of North Eastern Ontario. FSC certification is the world's highest endorsement for environmentally and socially responsible forestry practices.

Approximately four times the size of Prince Edward Island province, the Gordon Cosens Forest is the largest FSC-certified forest in Canada, one of the largest in the world, and the first boreal (northern) forest to be certified in North America. This forest is located in the clay belt of North Eastern Ontario, a region dominated by extensive publicly-owned black spruce forests. It is managed by Tembec under a Sustainable Forest License granted by the Government of Ontario.

"In January 2001, Tembec and World Wildlife Fund Canada signed an historic accord addressing sustainable forest management. I am extremely pleased to report that we are moving toward the achievement of our common goal," said Tembec's President and CEC, Frank A. Dottori. "Certifying the Gordon Cosens Forest, a five-million acre public land, is a remarkable accomplishment, but it is just the beginning. By 2005, Tembec intends to obtain certification of all 32 million acres of Canadian forest under its management. In doing so, Tembec is going beyond regulatory requirements and is making a significant contribution toward protected spaces and the advancement of forest management practices."

The Gordon Cosens audits were conducted by the SmartWood program of the Rainforest Alliance, which to date has certified 20 million acres of forests and agricultural crops worldwide. SmartWood evaluated Gordon Cosens Forest management against more than 150 criteria developed in Northern Ontario by environ mental, Aboriginal, business and community stakeholders. Many forest users were interviewed or completed surveys as well. "FSC brings key players to the table, giving them a voice to find solutions. Tembec will continue to dialogue with environmental groups, First Nations and other stakeholders country-wide to find common ground on forest issues such as protection of endangered forests, aboriginal rights and forestry practices," said Dottori.

To obtain certification of the Gordon Cosens Forest, Tembec underwent an in-depth audit to prove that practices maintained in that forest meet FSC's high standards for environmental protection and social responsibility. The FSC certificate now allows Tembec to use the FSC logo on products derived from the Gordon Cosens Forest. A growing number of major retailers such as Home Depot and IKEA give preference to products bearing this endorsement.

"Tembec's certificate is an exemplary win-win situation for both the forest and business," said Monte Hummel, President, World Wildlife Fund Canada. "Consumers around the world increasingly want to be assured that the products they buy have the least possible impact on the environment. The Gordon Cosens Forest certification will generate a range of FSC-certified wood and paper products allowing consumers to make an environmentally-friendly choice. Tembec is making good on a ground-breaking commitment to change the way forestry is practiced in Canada today. Its 32-million acre pledge will bring WWF closer to its goal of 75 million FSC-certified acres by 2005."

"We congratulate the staff and management of Tembec on achieving FSC certification," said Jerry Ouellette, Ontario's Minister of Natural Resources. "Our government is committed to the highest standards in sustainable forestry, ensuring our forests are here for now and future generations."

In pursuing FSC certification, Tembec has worked with Wildlands League, a chapter of the Canadian Parks and Wilderness Society to define its commitments to improving boreal forestry. "Tembec's commitment to progressive forestry is a significant development in forest conservation," said Chris Henschel, Director of the Forests Program at Wildlands League. "This commitment is a challenge and an example to other companies and to governments in Canada. Forestry and conservation are both achievable."

Several facilities including Columbia Forest Products' plywood mill in Hearst, Tembec's softwood lumber sawmills in Kapuskasing, Opasatika and Hearst, and Tembec's newsprint mill in Kapuskasing use wood fibre from the Gordon Cosens Forest. The Company committed to the FSC system because it is supported by Aboriginal people, environmental groups, labour unions and business. Tembec's list of FSC-certified products already include hardwood flooring and paperboard, but with the FSC certification of the Gordon Cosens Forest, it will also soon include lumber and newsprint as well. "Tembec's customers can be assured that the products they buy from us are the results of good forest management and practices," added Mr. Dottori.

"This is a watershed event for Tembec, SmartWood and the Forest Stewardship Council," said Robert Beer, Director of SmartWood. "It represents tangible proof that Tembec is committed to responsible forest management, demonstrating its stewardship by undergoing an FSC assessment process that is transparent and public, subject to review by all interested stakeholders. We know this certification will attract attention because Tembec is a leader in changing the way large industrial companies manage their forest resources."

A video recording of the press conference will be accessible after 5:00 p.m. (EST) on April 4, 2003 via the internet at www.tembec.com in the "Press Room" section and at www.wwf.ca. This press release and high resolution images of the Gordon Cosens Forest are also available in the "Press Room" section of Tembec's Web site at www.tembec.com

About Tembec:

Tembec is an integrated Canadian forest products company principally involved in the production of wood products, market pulp and papers. The Company has sales of approximately $4 billion with over 55 manufacturing sites in the Canadian provinces of New Brunswick, Quebec, Ontario, Manitoba, Alberta and British Columbia, as well as in France, the United States and Chile. Tembec's Common Shares are listed on the Toronto Stock Exchange under the symbol TBC. Additional information on Tembec is available on its web site at www.tembec.com

About World Wildlife Fund:

World Wildlife Fund Canada is part of WWF International, the world's largest independent conservation group, which is active in more than 100 countries. All WWF offices are united by the common goal to: conserve the world's biological diversity; ensure that the use of renewable resources is sustainable; and promote the reduction of pollution and wasteful consumption. Working with government, business and communities across Canada since 1967, WWF-Canada recently concluded its decade-long Endangered Spaces campaign, which protected more than 1,000 new areas across the country. For additional information visit www.wwf.ca

About the Rainforest Alliance and SmartWood:

The mission of the Rainforest Alliance is to protect ecosystems and the people and wildlife that live within them by implementing better business practices for biodiversity conservation and sustainability. Companies, co-operatives, and landowners that participate in Alliance programs meet rigorous standards for protecting the environment, wildlife, workers, and local communities. Founded in 1989, the Rainforest Alliance's SmartWood program was the world's first and now is the most extensive program to certify responsible forestry practices. For more information, see www.rainforestalliance.org

About CPAWS-Wildlands League:

The Wildlands League is a chapter of the Canadian Parks and Wilderness Society. It is a charitable non- profit organization whose mission is to protect the land of Ontario through the establishment of protected areas and the promotion of natural resource use that is sustainable for nature, communities, and the economy. For more information, visit www.wildlandsleague.org

Contacts:

Tembec
Charles J. Gagnon
Vice President, Corporate Relations
Tel.: (819) 627-4387

World Wildlife Fund Canada
Stephen Johnson
Director, Communications
Tel.: (416) 489-4567 ext. 254

Ontario Ministry of Natural Resources
Kim Groenendyk
Minister's Office
Tel.: (416) 314-2301

SmartWood
Beth Barndt
Communications Assistant
Tel.: (802) 434-5491 ext. 113

Forest Stewardship Council
Jim McCarthy
Executive Manager
Tel.: (416) 778-5568, 1-877-571-1133

Rainforest Alliance
Stephen Kent
Communications Agent
Tel.: (845) 758-0097

CPAWS-Wildlands League
Chris Henschel
Director, Forests Program
Tel.: (416) 971-9453

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEMBEC INC.

Claude Imbeau_________________________
Vice-President, General Counsel and Secretary

Date: April 9, 2003